VIRTUS
INVESTMENT PARTNERS


13001669

BROAD CAPABILITIES | COMBINED STRENGTH

2012 ANNUAL REPORT

FINANCIAL OVERVIEW

Summary of Operations

(dollars in millions, except per share data)

	2012	2011
Revenues	$ 280.1	$ 204.7
Operating Income	$ 60.4	$ 13.9
Operating Income, as adjusted*	$ 81.5	$ 43.7
Net Income attributable to common stockholders	$ 37.6	$ 111.7
Operating Margin	22%	7%
Operating Margin, as adjusted*	38%	28%

Per Share Data

	2012	2011
Weighted Average Shares Outstanding – Diluted (in thousands)	8,073	6,834
Earnings per Share – Basic	$ 4.87	$ 17.98
Earnings per Share – Diluted	$ 4.66	$ 16.34

Assets Under Management

(dollars in millions)

	2012	2011
Ending AUM	$ 45,537.0	$ 34,587.6

By product (12/31/2012):

Long-term Open-End Mutual Funds	$25,827.1
Closed-End Funds	6,231.6
Money Market Funds	1,994.1
Variable Insurance Funds	1,295.7
Separately Managed Accounts	5,829.0
Institutional Products	4,359.5
Total	$45,537.0



By investment category (12/31/2012):

Equity	$26,925.5
Fixed Income	16,581.7
Cash Management	2,029.8
Total	$45,537.0



* Certain supplemental performance measures are provided in addition to, but not as a substitute for, performance measures determined in accordance with GAAP. These supplemental measures may not be comparable to non-GAAP performance measures of other companies. "Operating Income, as Adjusted" and "Operating Margin, as Adjusted" are supplemental non-GAAP measures that net the distribution and administration expenses against the related revenue and remove certain non-cash and other identified amounts. For our definition of these terms, as well as a reconciliation to GAAP measures, see "Reconciliation of Revenues, Operating Expenses and Operating Income on a GAAP Basis to Revenues, Operating Expenses and Operating Income, As Adjusted" in the Supplemental Financial Information, included as an attachment to this annual report after the Form 10-K.

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which, by their nature, are subject to significant risks and uncertainties. Virtus Investment Partners, Inc. intends for these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. For a further discussion, see "Forward Looking Statements" on page 16 of the attached Form 10-K.

Consistent Growth from a Solid Foundation

To our Fellow Shareholders,

We are pleased to report that 2012 was an exceptionally strong year for Virtus Investment Partners, continuing our trend of growing financial and operating results since becoming an independent public company.

The results – including record sales, net flows and operating earnings, and substantial growth in the value of our stock – demonstrate the value of the solid foundation we have built that has defined our company over these past four years: a distinctive business model that generates multiple growth opportunities and the focused execution of a clearly defined operating strategy.

We established these core business objectives to position ourselves for success and continue to deliver growing value for our shareholders:

> Maintain the high quality of our products and expand into new strategies;

> Attract and retain top talent to support our business;

> Capture greater market share; and

> Optimize our capital structure to position the company for further growth.

We accomplished each of these objectives and generated strong financial and operating results in 2012 with a focus on continuing to produce sustainable long-term value for our shareholders.

Broad Capabilities, Combined Strength

Virtus Investment Partners (NASDAQ: VRTS) is a distinctive partnership of boutique investment managers singularly committed to the long-term success of individual and institutional investors. Our multi-style, multi-manager approach gives advisors and their clients unique access to a broad array of investment capabilities from a dynamic group of affiliated managers and select subadvisers, each with a distinct investment style, autonomous investment process and individual brand. The combined strength and disciplined, institutional-quality strategies of our investment partners offer solutions that meet a wide variety of investor needs.



Mark C. Treanor
Chairman
Board of Directors

George R. Aylward
President and
Chief Executive Officer

Recognized Investment Performance, New Strategies

Clients look for superior products to meet their investment preferences and unique financial needs and to address changing market cycles and shifting priorities.

We offer a broad array of high-quality investment capabilities that constitute a well-diversified investment portfolio, provided by boutique managers with distinct investment styles and individual brands.

Our disciplined approach to product oversight, product development and manager selection resulted in continued strong relative investment performance, an important contributor to our overall success in 2012.

Specific accomplishments included:

> **Competitive, high performance across diverse asset classes and strategies.** Eighty-five percent of our equity mutual fund assets and 92 percent of fixed income assets were in 5- and 4-star Morningstar-rated funds (on a load-waived basis), with 95 percent of all fund assets rated 3 stars or higher at year-end.[1]

> **Recognition in the *Barron's*/Lipper 2012 Best Fund Families Ranking as the best Taxable Bond Fund family of the year.** We earned this distinction for the second time in three years, based on Newfleet Asset Management's strong performance. This was also the third consecutive year that Virtus was a category winner; we were the best World Equity Fund family in 2011.

Virtus – S&P 500® – Peer Companies[2] Change from 1/2/09 Open to 12/31/12 Close


1330%
1130%
930%
730%
530%
330%
130%
-70%
VRTS
Peers
S&P 500
1244%
105%
72%
1/2/09
12/31/09
12/31/10
12/31/11
12/31/12

[1] Additional information regarding investment performance is included as an attachment to this annual report after the Form 10-K.
[2] The companies that comprise the peer composite are included as an attachment to this annual report after the Form 10-K.

> Morningstar and Lipper honors for international equity funds. Rajiv Jain of Vontobel Asset Management, manager of the Virtus Emerging Markets Opportunities and Foreign Opportunities funds, was honored as Morningstar's 2012 International-Stock Fund Manager of the Year and earned a Lipper Fund Award for the Virtus international equity funds he manages.

Distinctive new strategies ensure that we maintain a portfolio of products that are relevant to the needs of our clients, and in 2012 we introduced new products and expanded our investment capabilities.

Several high-quality teams with innovative strategies were added as Virtus affiliated partners:

> Rampart Investment Management uses systematic and disciplined options overlay strategies to provide customized solutions for institutional and high-net-worth clients.

> Newfound Investments, created in partnership with Newfound Research, offers disciplined, rules-based strategies using proprietary research and asset allocation models to manage a variety of asset classes.

> Euclid Advisors added a high-conviction core international equity capability that has a bias toward value and quality, but is flexible in responding to market conditions based on its top-down, bottom-up approach.

> Kleinwort Benson Investors International offers a strategy that provides exposure to the emerging equity markets and an element of income. In 2012, we reached an agreement to acquire a 24 percent stake in the company.

We introduced new capabilities in open-end and closed-end funds from current managers and new subadvisers:

> The eight open-end mutual funds launched in 2012 included new strategies from Newfleet and Kayne Anderson Rudnick; three "Virtus Disciplined" funds from Newfound that offer rules-based equity and fixed-income strategies; an open-end fund that leverages the expertise of Herzfeld Advisors, one of the premier analysts of closed-end funds; and a strategy from Horizon Kinetics that invests in companies managed by successful business leaders who have created significant wealth through their companies. [See page 8.]

> The initial public offering of the Virtus Global Multi-Sector Income (NYSE: VGI) closed-end fund demonstrated our ability to broaden existing investment strategies into new products. VGI – our eighth closed-end fund – is managed by the Newfleet team that advises our attractive multi-sector fixed income strategies.

Effective Distribution

In the highly competitive asset management industry, the most successful companies need to stand out among the crowd with their investment capabilities and distribution.

Our well-defined and differentiated value proposition focuses on giving financial advisors one-point access to a broad array of investment capabilities and strategies from our boutique managers. The attractiveness of this approach continued to be validated in 2012, with mutual funds sales that increased 30 percent from the prior year, and an organic growth rate that is substantially higher than industry averages.

Throughout much of 2012, with a challenging and uneven economy, a high percentage of new sales in the industry were invested in fixed income products, and many companies struggled to maintain more than single-digit positive net flows. The broad scope of our product offerings, and our best-in-class retail distribution, enabled us to counter these market trends:

> We delivered a 29 percent increase in both sales and net flows. Driven by mutual fund sales of $12.3 billion, which increased 30 percent from 2011, sales of all investment products grew to $14.4 billion from $11.2 billion. Net flows for all products were $6.7 billion in 2012, compared with $5.2 billion in 2011, representing an organic growth rate of 19 percent in a year when the industry generated low single-digit organic growth.

> Two-thirds of our long-term open-end mutual fund sales were in equity products, and we had an organic growth rate – which is mutual fund net flows as a percentage of beginning-of-year assets – of 38 percent, among the highest in the industry.

> Assets under management grew 32 percent to $45.5 billion on the strength of positive net flows, market appreciation, and the Rampart acquisition. Long-term assets under management were $43.5 billion at December 31, 2012, compared with $32.2 billion a year earlier.

> The growth in 2012 was supported by an expanded focus on the fast-growing independent broker-dealer and registered investment advisor channels. We created a new dedicated sales team comprising experienced professionals who understand the specific needs of the independent/RIA channel. Sales through the independent/RIA channel increased 41 percent during the year, contributing to the very strong overall growth rate of 30 percent.

These results were not unique to 2012. Since 2009, our fund sales and net flows have increased at compound annual growth rates of 64 percent and 134 percent respectively.

Optimized Capital Structure

While not capital-intensive, asset managers do have specific capital needs, such as seeding new strategies and investing in growth opportunities.

The skilled development and execution of a comprehensive capital management strategy has supported our significant, sustained growth over the past four years, including the introduction of new capabilities and the completion of organic and inorganic growth initiatives.

The primary focus of our prudent approach to capital management is maintaining an effective balance between investments in growth opportunities with a meaningful return of capital to our shareholders. Consistently solid financial and operating performance has allowed us to strengthen our balance sheet and increase capital flexibility.

> We enhanced our long-term capital position and increased our operating flexibility by amending an existing credit agreement to extend the term by five years, increase the capacity to $75.0 million, and provide more favorable terms, including a lower variable interest rate.

> A significant portion of our free cash flow in 2012 was deployed to the many growth initiatives we completed, including seeding and launching nine new open- and closed-end funds and acquiring Rampart.

> We returned $20.9 million to shareholders in the form of share repurchases and net share settlements to mitigate shareholder dilution. For the full year we effectively repurchased the equivalent of 237,000 shares.

As we continue to strengthen and enhance our balance sheet, we will manage our capital to provide appropriate operating flexibility with the overriding objective of maximizing shareholder value.

Strong Results

By leveraging our business model, value proposition and the effective execution of our distinctive strategy, we delivered strong results in key financial metrics during the year:

> Revenues increased by 37 percent to $280.1 million from $204.7 million in 2011 as a result of the significant increase in assets under management and a growing percentage of higher-fee equity assets.

> Operating income, as adjusted, which is the non-GAAP performance measure that we believe best illustrates the earnings of the company, increased by 86 percent to $81.5 million from $43.7 million in 2011. The related margin grew to 38 percent from 28 percent. The increase in the margin reflects the leveragability of the business and our ability to add assets and revenues with minimal expansion of the fixed cost base.

> Operating income, the comparable GAAP measure and the related margin grew to $60.4 million and 22 percent from $13.9 million and 7 percent. Net income attributable to common stockholders was $37.6 million, or $4.66 per diluted common share in 2012, compared with $111.7 million or $16.34 per share in 2011. (The 2011 result includes $15.00 per share primarily related to a tax valuation release and expenses related to the retired Series B Convertible Preferred Stock.)

> Our shareholders directly benefited from the achievement of these financial results and the completion of our initiatives. With a 59 percent appreciation in our stock price during 2012, Virtus outpaced the average of our peer companies as well as the broader market indices and, for the third consecutive year, was the best-performing publicly traded traditional asset manager.

Positioned for the Future

The operating and financial results we delivered in 2012, and our many accomplishments in our four years as a public company, demonstrate the strength of our vision and unwavering commitment to our collective success.

Our consistent growth in key metrics is a result of our distinctive business model and value proposition and the successful execution of an effective strategy.

We believe our potential is even greater. By successfully leveraging our business model and executing on our strategy, we have distinguished Virtus as a fast-growing and profitable asset management company. We have all the elements to continue to grow: a well-balanced and diversified product set, solid investment performance, effective distribution through multiple channels, a strong and flexible capital structure, and talented employees. It is this unique combination of broad capabilities that gives us such confidence in the future of our company.

We thank you for joining us as shareholders, and, on behalf of the board, management team and employees of Virtus Investment Partners, we look forward to the opportunities ahead.

Sincerely,





George R. Aylward
President and
Chief Executive Officer

Mark C. Treanor
Chairman

BOARD OF DIRECTORS



From left: Diane M. Coffey, Edward M. Swan, Jr., George R. Aylward, Timothy A. Holt, Mark C. Treanor, James R. Baio, Susan S. Fleming, Hugh M. S. McKee

George R. Aylward
President and Chief Executive Officer
Virtus Investment Partners

James R. Baio[1,2]
Chief Financial Officer, Treasurer
and Executive Vice President (Retired)
Franklin Templeton Investments

Diane M. Coffey [2,4]
Managing Director and Partner
Peter J. Solomon Company, Ltd.

Susan S. Fleming, Ph.D.[3,4]
Consultant and Executive Educator

Timothy A. Holt [1,3]
Senior Vice President and
Chief Investment Officer (Retired)
Aetna, Inc.

Hugh M. S. McKee
Co-President and Chief Operating Officer
BMO Investments Inc.

Edward M. Swan, Jr.[1,3]
President (Retired)
FIS Group

Mark C. Treanor [2,4]
Non-Executive Chairman of the Board of Directors
Senior Partner
Treanor, Pope & Hughes

Board Committees
[1] Audit
[2] Compensation
[3] Finance and Investment
[4] Governance

PRINCIPAL CORPORATE OFFICERS



From left: Mark S. Flynn, Jeffrey T. Cerutti, Michael A. Angerthal, George R. Aylward, W. Patrick Bradley, Mardelle W. Peña, Francis G. Waltman

George R. Aylward*
President,
Chief Executive Officer and Director

Michael A. Angerthal*
Executive Vice President
Chief Financial Officer and Treasurer

W. Patrick Bradley
Senior Vice President
Fund Services

Jeffrey T. Cerutti*
Executive Vice President
Head of Retail Distribution

Mark S. Flynn*
Executive Vice President
General Counsel,
Chief Compliance Officer and
Corporate Secretary

Mardelle W. Peña
Senior Vice President
Human Resources

Francis G. Waltman*
Executive Vice President
Head of Product Management

*Executive Officers

Open-end mutual funds introduced in 2012[3]:

> Virtus Disciplined Equity Style Fund
(VDEAX – Newfound Investments) Identifies opportunities to tactically shift between growth-oriented and value-oriented stocks

> Virtus Disciplined Select Bond Fund
(VDBAX – Newfound Investments) Focuses on capturing relative outperformance in fixed income assets to reflect changes in interest rates, inflation and credit cycles

> Virtus Disciplined Select Country Fund
(VDCAX – Newfound Investments) Allows international equity investors to capitalize on the significant performance disparities among non-U.S. equity markets

> Virtus Emerging Markets Debt Fund
(VEDAX – Newfleet Asset Management) Generates total return and capital appreciation through sovereign, quasi-sovereign and corporate bonds of emerging markets

> Virtus Emerging Markets Equity Income Fund
(VEIAX – Kleinwort Benson Investors International) Focuses on total return with the potential for less risk through high-quality emerging market companies with above-average dividends

> Virtus Herzfeld Fund
(VHFAX – Thomas J. Herzfeld Advisors) Invests in closed-end funds exhibiting excessive or unusual discount patterns that have an attractive probability of narrowing

> Virtus International Small Cap Fund
(VISAX – Kayne Anderson Rudnick) Invests in high-quality companies that can grow consistently through different cycles and protect principal in down markets

> Virtus Wealth Masters Fund
(VWMAX – Horizon Kinetics) Invests in companies managed by individuals who created personal wealth in the company by prioritizing long-term shareholder value

[3] Class A ticker listed. Additional information regarding risk considerations relating to these funds is included as an attachment to this annual report after the Form 10-K.

SHAREHOLDER INFORMATION

Security Listing

The common stock of Virtus Investment Partners, Inc. is traded on the NASDAQ Global Market under the symbol "VRTS."

Transfer Agent and Registrar

For information or assistance regarding your account, please contact our transfer agent and registrar:

Virtus Investment Partners
c/o Computershare Investor Services
P.O. Box 43078
Providence, RI 02940

Toll-free (within U.S.): 866-205-7273
Foreign Shareowners: 413-775-6091
TDD for Foreign Shareowners: 781-575-2300

Web Site: www.computershare.com/investor
E-mail: Virtus.Investment.Partners@virtus.com

Annual Meeting of Shareholders

All shareholders are invited to attend the annual meeting of Virtus Investment Partners on Tuesday, May 21, 2013, at 10:30 a.m. EDT at the Hilton Hartford Hotel, 315 Trumbull Street, Hartford, CT.

For More Information

To receive additional information about Virtus Investment Partners and access to other shareholder services, visit Investor Relations in the "About Us" section of our Web site at www.virtus.com, or contact us at:

Virtus Investment Partners, Inc.
Investor Relations
100 Pearl Street
Hartford, CT 06103
Telephone: 800-248-7971 (Option 2)
Fax: 860-241-1113
e-mail: investor.relations@virtus.com

Affiliated Companies

Duff & Phelps
Investment Management Co.
200 S. Wacker Drive
Suite 500
Chicago, IL 60606
312-263-2610

Euclid Advisors LLC
1540 Broadway
New York, NY 10036
800-272-2700

Kayne Anderson Rudnick
Investment Management, LLC
1800 Avenue of the Stars
Second Floor
Los Angeles, CA 90067
800-231-7414

Newfleet Asset Management, LLC
100 Pearl Street
Hartford, CT 06103
860-760-5800

Newfound Investments, LLC
100 Pearl Street
Hartford, CT 06103
860-263-4876

Rampart Investment
Management Co., Inc.
One International Place
Boston, MA 02110
617-342-6900

Zweig Advisers LLC
1540 Broadway
New York, NY 10036
800-272-2700

For more information on the Virtus Mutual Funds or other products, call your financial representative or visit our Web site at www.virtus.com.

VIRTUS

INVESTMENT PARTNERS